SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

Growth Capital Portfolio, LLC
(Name of Issuer)
Growth Capital Portfolio, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Maria Elena Lagomasino	With a copy to:
c/o GenSpring Family Offices, LLC 3801 PGA Boulevard, Suite 555 Palm Beach Gardens, Florida 33410	Kenneth Gerstein, Esq. Schulte Roth & Zabel, LLP 919 Third Avenue New York, NY 10022 (212) 756-2533
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement
(March 22, 2011)
(Date Tender Offer First Published, Sent or Given to Interest Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$208,840,800 (a)	$24,246.42 (b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)	Calculated at $116.10 per million of the Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $10,945.99 Form or Registration No.: Schedule TO, Registration No. 005-85022
Filing Parties: Growth Capital Portfolio, LLC
Date Filed: March 22, 2011
☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
          This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 22, 2011 by Growth Capital Portfolio, LLC (the “Portfolio”) in connection with an offer (the “Offer”) by the Portfolio to purchase up to $94,280,695 of interests in the Portfolio (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits 99.2 and 99.3 to the Statement.
          This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):
          The Offer amount is being increased to an aggregate of $208,840,800 of Interests, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on May 5, 2011, in accordance with Rule 13e-4(f)(1)(ii).
          The information contained in the Supplement to Offer to Purchase dated April 21, 2011, attached as Appendix A hereto, will be distributed to investors in the Portfolio contemporaneously with the filing of this Amendment.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2011

GROWTH CAPITAL PORTFOLIO, LLC
By:	/s/ Maria Elena Lagomasino
	Name:	Maria Elena Lagomasino
	Title:	President and Chief Executive Officer

Exhibit A
GROWTH CAPITAL PORTFOLIO, LLC
c/o GenSpring Family Offices, LLC
3801 PGA Boulevard, Suite 555
Palm Beach Gardens, Florida 33410
To the Members of
Growth Capital Portfolio, LLC:
          As previously disclosed in Item 4 of the Offer to Purchase dated March 22, 2011, if more than $94,280,695 of interests (the “Interests”) of Growth Capital Portfolio, LLC (the “Portfolio”) are duly tendered to the Portfolio prior to 12:00 midnight on April 21, 2011 and not withdrawn pursuant to the terms of the Offer to Purchase and related Letter of Transmittal (the “Offer”), the Portfolio may, in its sole discretion take one or more actions, including extending the Offer and increasing the amount of Interests that the Portfolio is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered, as well as any Interests tendered during the extended Offer.
          Because the amount of Interests tendered currently exceeds the $94,280,695 of Interests in the original Offer, the Portfolio has decided to extend the Offer until 12:00 midnight on May 5, 2011, and increase the amount of Interests the Portfolio is offering to purchase from $94,280,695 to an aggregate of $208,840,800. All of the other terms of the original Offer remain unchanged.